Filed by Magellan Petroleum Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject company: Magellan Petroleum Corporation (File No. 333-213923)

Joint press release

Total makes $207 million investment in Tellurian
to develop integrated gas project

Houston/Paris, December 20, 2016 - Tellurian Investments Inc. (“Tellurian”) and Total announce today that Total is acquiring approximately 23% of Tellurian at $5.85 per share for an amount of 207 million dollars to develop an integrated gas project, from the acquisition of competitive gas production in the US to the delivery of LNG to international markets from the Driftwood LNG terminal.

Tellurian President and CEO Meg Gentle said, “Total’s investment materially strengthens Tellurian’s position as a large infrastructure development company and is an important milestone in the growth of Tellurian’s LNG business, including the Driftwood LNG project in Calcasieu Parish, Louisiana. We welcome Total, one of the major global LNG operators, as a shareholder. We look forward to delivering low cost LNG to the global market.”

Total President of Gas, Renewables and Power Philippe Sauquet said, “We are happy to join forces with Tellurian, who has a very experienced team with a strong track record of developing and managing LNG assets in the US. Investing in Tellurian at an early stage will give us the opportunity to potentially strengthen our mid and long term LNG portfolio thanks to a very cost competitive project.”

Driftwood LNG is in the engineering design and pre-filing phase of the project. The Federal Energy Regulatory Commission (FERC) approved Driftwood LNG’s pre-filing request on June 6, 2016. Tellurian expects to commence construction of Driftwood LNG in 2018 and produce LNG in 2022.

TOTAL in LNG

Total is a global gas player, well positioned along the entire LNG value chain, with a strong track record in upstream project execution, a significant trading capability and an industry-leading reputation as a reliable LNG supplier. In 2015 the Group’s LNG production was of 10.2 million tons. Total’s objective is to double its liquefaction capacity to around 20 Mt/y and increase its LNG trading portfolio to 15 Mt/y by 2020.

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CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements. The words “believe,” “expect,” “intend,” “plan,” “potential” and similar expressions are intended to identify forward-looking statements, and these statements may relate to the proposed merger between Magellan and Tellurian. These statements involve a number of known and unknown risks, which may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about the parties’ ability to complete the merger and the development of the Driftwood LNG project following completion of the merger, among other matters. The forward-looking statements in this news release speak as of the date of this release. Although Tellurian may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Magellan and Tellurian.
In connection with the proposed merger, Magellan has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Magellan and Tellurian. Each of Magellan and Tellurian also plans to file other relevant documents with the SEC regarding the proposed merger, including a final prospectus and definitive joint proxy statement. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement(s)/prospectus(es) for Magellan and/or Tellurian (if and when available) will be mailed to shareholders of Magellan or Tellurian, as applicable. INVESTORS AND SECURITY HOLDERS OF MAGELLAN AND TELLURIAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT(S)/PROSPECTUS(ES) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.
Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Magellan and Tellurian, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Magellan will be available free of charge on Magellan’s internet website at www.magellanpetroleum.com or by contacting Tellurian using the contact information below.

PARTICIPANTS IN SOLICITATION
Magellan and Tellurian and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the companies’ shareholders in connection with the merger. Shareholders are urged to carefully read the definitive proxy statement regarding the merger when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the merger is set forth in the preliminary joint proxy statement of Magellan and Tellurian filed with the SEC on October 3, 2016, as amended on November 8, 2016, and December 12, 2016. You can find information about Magellan’s executive officers and directors in its Annual Report on Form 10-K/A filed with the SEC on October 27, 2016. You can obtain free copies of these and other documents containing relevant information at the SEC's web site at www.sec.gov or by directing a request to the address or phone number set forth below.

About Total
Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

About Tellurian

Tellurian is a private company developing natural gas liquefaction export projects. It was founded in 2016 and is based in Houston, Texas. The company is underpinned by a group of experienced industry experts who focus their collective knowledge and expertise on establishing a new global standard to deliver low cost LNG. Tellurian delivers results using a repeatable and simple design, off-the-shelf equipment and multiple production units to enhance reliability. Tellurian entered into a merger agreement with Magellan Petroleum Corporation (NASDAQ: MPET) on August 2, 2016, and expects the agreement to close in the first quarter of 2017. www.tellurianinvestments.com

Contact press and Investor Relations Total

Press :

•	Press Office +33 (0) 1 47 44 46 99

Investor Relations :

•	Mike Sangster, Nicolas Fumex, Kim Housego, Romain Richemont + 44 (0)207 719 7962

•	Robert Hammond (U.S) + 1 713 483 5070

Contact Tellurian

Press :

•	Joi Lecznar/SVP Public Affairs and Communication
Phone 1 832.962.4044 / joi.lecznar@tellurianinvestments.com